UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 12)

Harleysville National Corporation
(Name of Issuer)

Common Stock par value $1.00 per share
(Title of Class of Securities)

412850109
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

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CUSIP No. 412850109

Item 1:   Reporting Persons:
Harleysville National Bank and Trust Company

Item 4:   Citizenship:
United States

Item 5:   Sole Voting Power:
1,059,236

Item 6:   Shared Voting Power:
0

Item 7:   Sole Dispositive Power:
1,059,236

Item 8:   Shared Dispositive Power:
0

Item 9:   Aggregate Amount Beneficially Owned:
1,059,236

Item 11:  Percent of Class Represented by Line 9:
 4.44%

Item 12:  Type of Reporting Person:
 BK

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Item 1.
  (a)  Name of Issuer:  Harleysville National Corporation
      (b)  Address of Issuer's Principal Executive Offices:  P.O. Box 195, 483 Main Street, Harleysville, PA 19438

Item 2.
   (a)  Name of Person Filing:  Harleysville National Bank, Trust Department

  (b)  Address of Principal Business Office or, if none, Residence:
         P.O. Box 195, 483 Main Street, Harleysville, PA 19438

  (c)  Citizenship:  U.S.A. (Reporting Person is the Trust Department of a Nationally Chartered Banking Association)

  (d)  Title of Class of Securities:  Common Stock, par value $1.00 per share

  (e)  CUSIP Number:  412850109

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)      Broker or Dealer registered under Section 15 of the Act.
(b)       X        Bank as defined in section 3(a)(6) of the Act.
(c)      Insurance Company as defined in section 3(a)(19) of the Act.
(d)      Investment Company registered under section 8 of the Investment Company Act.
(e)      Investment adviser registered under section 203 of the Investment Advisers Act of 1940.
(f)       Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 of Endowment Fund; see 240.13d-1(b)(1)(ii)(F).
(g)      Parent holding company, in accordance with 240.13d- 1(b)(ii)(G) (Note: See Item 7).
(h)      Group in accordance with 240.13d-1(b)(1)(ii)(H).

Item 4.  Ownership .

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned:  1,059,236 shares of Common Stock, par value $1.00 per share.

(b)  Percent of Class:  4.44%

(c)  Number of shares as to which such person has:

   (i) sole power to vote or to direct:   1,059,236
   (ii) shared power to vote or to direct the vote:  0
   (iii) sole power to dispose or to direct the disposition of:  1,059,236
   (iv) shared power to dispose or to direct the disposition of:  0

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Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].    Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

1,059,236 shares of the Issuer that are "beneficially owned" by Harleysville National Bank, Trust Department are held in its fiduciary capacity in its nominee name, Harley Co. Harleysville National Bank, Trust Department has sole power to vote or to direct the vote of 1,059,236 shares of the Issuer and sole power to dispose or to direct the disposition of 1,059,236 shares of the Issuer.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.     Not Applicable.

Item 8.  Identification and Classification of Members of the Group.    Not Applicable

Item 9.  Notice of Dissolution of Group.   Not Applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2004

s/s Clay T. Henry
Clay T. Henry
Sr. Vice President and Trust Officer
HARLEYSVILLE NATIONAL BANK